EXHIBIT 99.1

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

MI DEVELOPMENTS RECEIVES PROPOSAL FOR ELIMINATION OF
DUAL CLASS SHARE STRUCTURE FROM CLASS A SHAREHOLDERS AND ITS CONTROLLING SHAREHOLDER

December 22, 2010, Aurora, Ontario, Canada — MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM) announced that its Board of Directors has received a reorganization proposal providing for the elimination of MID’s dual class share structure.  The proposal has been made by holders of its Class A Subordinate Voting Shares representing in excess of 50% of the outstanding Class A Subordinate Voting Shares (the “Initiating Shareholders”), including eight of MID’s top ten shareholders.  The proposal is also supported by MID’s controlling shareholder (the “Stronach Shareholder”), a company controlled by the Stronach Trust.

The Board of Directors of MID has established a Special Committee of independent directors to review and evaluate the proposal and to make recommendations to the Board. The Board of Directors will communicate further with MID’s shareholders in due course.

The reorganization proposal contemplates the elimination of MID’s dual class share structure through:

•                  The cancellation of all MID Class B Shares held by the Stronach Shareholder in consideration for the transfer to the Stronach Shareholder of MID’s horseracing, gaming and real estate development and other assets (and associated liabilities), and US$20 million of working capital (the “Assets”). The Assets include: Santa Anita Park; Golden Gate Fields; MID’s joint venture interests in Maryland Jockey Club’s real estate and racing assets (Pimlico Race Course, Laurel Park and the Bowie training facility); Gulfstream Park and MID’s joint venture interest in the associated retail development; Portland Meadows; horseracing technology assets including Xpressbet® and AmTote; and all properties owned by MID as described under “Real Estate Business - Development Properties” in note 6(a) of the notes to the amended and restated interim consolidated financial statements of MID for the period ended September 30, 2010; and

•                  Each MID Class A Subordinate Voting Share would be changed into one common share and each MID Class B Share (other than the MID Class B Shares held by the Stronach Shareholder which will be cancelled) would be converted into 1.2 common shares, such that MID would only have one class of common shares.

Upon completion of the reorganization proposal, MID would retain its income producing real estate property business and would be restricted from engaging in or having an interest in, directly or indirectly, any business relating to horse racing or gaming, and the Board of Directors of MID would be comprised of directors elected by shareholders other than the Stronach Shareholder at the shareholders meeting called to consider the reorganization proposal, with the nominees for election to be proposed by the Initiating Shareholders.

The proposal contemplates that if the transfer of the Assets is completed, the transfer would be effective January 1, 2011.  MID would provide funding for the Assets during the period from January 1, 2011 to closing, provided that if the funding requirements exceed on average US$4 million per month, the Stronach Shareholder would reimburse MID for such excess.  The Stronach Shareholder would have a right of first refusal in respect of the Magna International corporate properties in Aurora, Ontario and in

Oberwaltersdorf, Austria.  In addition, the proposal contemplates that effective upon closing, the applicable Initiating Shareholders would discontinue the litigation against MID and certain related parties filed with the Ontario Superior Court of Justice and MID would reimburse the Initiating Shareholders for their legal and advisory fees incurred in connection with the transaction and up to US$1 million for other legal and advisory fees, and reimburse the Stronach Shareholder for up to US$1 million of legal and advisory fees incurred in connection with the transaction.

The proposal contemplates that the transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) or other form of transaction agreed to by the parties. The principal closing conditions of the proposed reorganization include receipt of regulatory approvals, receipt of required MID shareholder approvals, there being no material adverse change in the affairs of MID, MID continuing to operate in the ordinary course and not purchasing any unrelated gaming or horseracing assets, accuracy of MID’s disclosure documents, execution of definitive documents by January 31, 2011 and implementation of the transaction by June 30, 2011.

The Initiating Shareholders and the Stronach Shareholder have agreed to vote in favour of the proposed reorganization. ST Acquisition Corp. has advised MID that, as a result of the reorganization proposal, it is suspending its earlier proposal announced on October 1, 2010 to make an offer to purchase any or all of the outstanding Class A Subordinate Voting Shares and Class B Shares of MID for a price of US$13 per share pending completion of the reorganization proposal.

The Initiating Shareholders may terminate their voting agreements if, among other things, definitive documents are not executed by January 31, 2011, the transaction has not been completed by June 30, 2011, the voting agreement has not been signed by a majority of the minority holders of the MID Class B Shares by January 31, 2011, or less than 30% of all outstanding MID Class A Subordinate Voting Shares remain subject to the voting agreement.

MID cautions shareholders and others considering trading in securities of MID that it has only recently received the reorganization proposal, and at this time no decisions or recommendations with respect to the proposal have been made by the Board of Directors of MID.  The proposal is subject to certain material conditions, some of which are beyond MID’s control, and there can be no assurance that the transaction contemplated by the reorganization proposal, or any other transaction, will be completed.

For further information about this press release, please contact Rocco Liscio, MID’s Executive Vice-President and Chief Financial Officer, at 905-726-7507.

About MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. Additionally, MID owns Santa Anita Park, Golden Gate Fields, Gulfstream Park (including an interest in The Village at Gulfstream Park, a joint venture with Forest City Enterprises, Inc.), an interest in joint ventures in The Maryland Jockey Club with Penn National Gaming, Inc., Portland Meadows, AmTote and XpressBet®, and through some of these assets, is a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. For further information about MID, please visit www.midevelopments.com or call 905-713-6322. MID’s filings can be accessed at www.sedar.com and www.sec.gov you can also find MID’s filings.

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

Notice to Investors

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The reorganization proposal to which this communication relates has not yet commenced.

Forward Looking Statements

This press release contains statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements include statements regarding MID’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.